Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2022	December 31, 2021

ASSETS
Current assets
Trade and other receivables		$282,741	$173,409
Financial derivatives	16	6,181	8,654
		288,922	182,063
Non-current assets
Financial derivatives	16	1,219	—
Exploration and evaluation assets	4	170,271	172,824
Oil and gas properties	5	4,360,624	4,464,371
Other plant and equipment		7,144	7,121
Lease assets		8,009	8,264
		$4,836,189	$4,834,643

LIABILITIES
Current liabilities
Trade and other payables		$257,683	$190,692
Financial derivatives	16	276,823	134,020
Lease obligations		2,885	2,938
Asset retirement obligations	8	11,015	11,080
		548,406	338,730
Non-current liabilities
Financial derivatives	16	12,204	—
Credit facilities	6	425,675	505,171
Long-term notes	7	863,180	874,527
Lease obligations		4,445	4,827
Asset retirement obligations	8	641,674	732,603
Deferred income tax liability	13	98,791	167,456
		2,594,375	2,623,314

SHAREHOLDERS’ EQUITY
Shareholders' capital	9	5,745,022	5,736,593
Contributed surplus		6,836	13,559
Accumulated other comprehensive income		604,024	632,103
Deficit		(4,114,068)	(4,170,926)
		2,241,814	2,211,329
		$4,836,189	$4,834,643

Subsequent event (note 6)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	12	$673,825	$384,702
Royalties		(122,720)	(66,950)
		551,105	317,752

Expenses
Operating		100,766	80,548
Transportation		9,215	8,788
Blending and other		41,440	17,120
General and administrative		11,682	8,733
Exploration and evaluation	4	3,570	947
Depletion and depreciation		140,791	102,012
Share-based compensation	10	3,945	2,981
Financing and interest	14	24,244	27,450
Financial derivatives loss	16	240,627	106,752
Foreign exchange gain	15	(14,345)	(2,805)
Gain on dispositions		(234)	(3,706)
Other income		(1,032)	(1,220)
		560,669	347,600
Net loss before income taxes		(9,564)	(29,848)
Income tax expense (recovery)	13
Current income tax expense (recovery)		910	(160)
Deferred income tax (recovery) expense		(67,332)	5,664
		(66,422)	5,504
Net income (loss)		$56,858	$(35,352)
Other comprehensive income (loss)
Foreign currency translation adjustment		(28,079)	(7,099)
Comprehensive income (loss)		$28,779	$(42,451)

Net income (loss) per common share	11
Basic		$0.10	$(0.06)
Diluted		$0.10	$(0.06)

Weighted average common shares (000's)	11
Basic		565,518	562,085
Diluted		569,705	562,085

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2020		$5,729,418	$14,345	$618,976	$(5,784,526)	$578,213
Vesting of share awards		6,975	(6,975)	—	—	—
Share-based compensation		—	1,504	—	—	1,504
Comprehensive loss		—	—	(7,099)	(35,352)	(42,451)
Balance at March 31, 2021		$5,736,393	$8,874	$611,877	$(5,819,878)	$537,266
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards	9	8,429	(8,429)	—	—	—
Share-based compensation	10	—	1,706	—	—	1,706
Comprehensive income (loss)		—	—	(28,079)	56,858	28,779
Balance at March 31, 2022		$5,745,022	$6,836	$604,024	$(4,114,068)	$2,241,814

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2022	2021

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss)		$56,858	$(35,352)
Adjustments for:
Share-based compensation	10	1,706	1,504
Unrealized foreign exchange gain	15	(14,548)	(2,530)
Exploration and evaluation	4	3,570	947
Depletion and depreciation		140,791	102,012
Non-cash financing and accretion	14	3,817	3,047
Non-cash other income	8	(1,282)	(988)
Unrealized financial derivatives loss	16	156,261	85,984
Gain on dispositions		(234)	(3,706)
Deferred income tax (recovery) expense	13	(67,332)	5,664
Asset retirement obligations settled	8	(3,293)	(1,417)
Change in non-cash working capital		(77,340)	(34,185)
		198,974	120,980

Financing activities
Decrease in credit facilities		(78,142)	(42,721)
Payments on lease obligations		(1,174)	(1,082)
		(79,316)	(43,803)

Investing activities
Additions to exploration and evaluation assets	4	(3,559)	(216)
Additions to oil and gas properties	5	(150,263)	(83,372)
Additions to other plant and equipment		(374)	(91)
Property acquisitions		(59)	(25)
Proceeds from dispositions		27	228
Change in non-cash working capital		34,570	6,299
		(119,658)	(77,177)

Change in cash		—	—
Cash, beginning of period		—	—
Cash, end of period		$—	$—

Supplementary information
Interest paid		$30,348	$30,837
Income taxes paid		$—	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2022 and 2021
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2021.

The consolidated financial statements were approved by the Board of Directors of Baytex on April 28, 2022.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Significant Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2021 annual financial statements have been applied in the preparation of these consolidated financial statements.

Current Environment and Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

During the three months ended March 31, 2022, demand for oil and natural gas improved as the global economy continued to recover from the COVID-19 pandemic. Energy prices strengthened to multi-year highs due to elevated uncertainty of global oil and natural gas supply after Russia's invasion of Ukraine in addition to limited production growth reflecting oil and gas producers' capital discipline. While we have benefited from these improvements in crude oil prices, there is uncertainty related to COVID-19 and geopolitical events that have been considered in our estimates as at and for the period ended March 31, 2022.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2022	2021	2022	2021	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	$453,704	$239,423	$220,121	$145,279	$—	$—	$673,825	$384,702
Royalties	(57,676)	(24,664)	(65,044)	(42,286)	—	—	(122,720)	(66,950)
	396,028	214,759	155,077	102,993	—	—	551,105	317,752

Expenses
Operating	78,540	61,361	22,226	19,187	—	—	100,766	80,548
Transportation	9,215	8,788	—	—	—	—	9,215	8,788
Blending and other	41,440	17,120	—	—	—	—	41,440	17,120
General and administrative	—	—	—	—	11,682	8,733	11,682	8,733
Exploration and evaluation	3,570	947	—	—	—	—	3,570	947
Depletion and depreciation	101,082	70,474	38,364	30,265	1,345	1,273	140,791	102,012
Share-based compensation	—	—	—	—	3,945	2,981	3,945	2,981
Financing and interest	—	—	—	—	24,244	27,450	24,244	27,450
Financial derivatives loss	—	—	—	—	240,627	106,752	240,627	106,752
Foreign exchange gain	—	—	—	—	(14,345)	(2,805)	(14,345)	(2,805)
Gain on dispositions	(234)	(3,706)		—	—	—	(234)	(3,706)
Other (income) expense	(1,282)	(988)	—	—	250	(232)	(1,032)	(1,220)
	232,331	153,996	60,590	49,452	267,748	144,152	560,669	347,600
Net income (loss) before income taxes	163,697	60,763	94,487	53,541	(267,748)	(144,152)	(9,564)	(29,848)
Income tax expense (recovery)
Current income tax (recovery) expense	—	(296)	910	136	—	—	910	(160)
Deferred income tax expense (recovery)	71,404	8,420	15,449	5,664	(154,185)	(8,420)	(67,332)	5,664
	71,404	8,124	16,359	5,800	(154,185)	(8,420)	(66,422)	5,504
Net income (loss)	$92,293	$52,639	$78,128	$47,741	$(113,563)	$(135,732)	$56,858	$(35,352)

Additions to exploration and evaluation assets	3,559	216	—	—	—	—	3,559	216
Additions to oil and gas properties	122,571	42,287	27,692	41,085	—	—	150,263	83,372
Property acquisitions	59	25	—	—	—	—	59	25
Proceeds from dispositions	(27)	(228)	—	—	—	—	(27)	(228)

	March 31, 2022	December 31, 2021
Canadian assets	$2,695,372	$2,658,281
U.S. assets	2,118,264	2,152,323
Corporate assets	22,553	24,039
Total consolidated assets	$4,836,189	$4,834,643

4.    EXPLORATION AND EVALUATION ASSETS

	March 31, 2022	December 31, 2021
Balance, beginning of period	$172,824	$191,865
Capital expenditures	3,559	3,298
Property acquisitions	—	1,100
Divestitures	(8)	(166)
Property swaps	—	408
Exploration and evaluation expense	(3,570)	(15,212)
Transfer to oil and gas properties (note 5)	(1,387)	(7,727)
Foreign currency translation	(1,147)	(742)
Balance, end of period	$170,271	$172,824

At March 31, 2022 and December 31, 2021, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGU").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2020	$11,423,676	$(8,346,128)	$3,077,548
Capital expenditures	310,005	—	310,005
Property acquisitions	274	—	274
Transfers from exploration and evaluation assets (note 4)	7,727	—	7,727
Change in asset retirement obligations (note 8)	(12,222)	—	(12,222)
Divestitures	(37,835)	32,844	(4,991)
Property swaps	(26,131)	25,900	(231)
Impairment reversal	—	1,542,414	1,542,414
Foreign currency translation	(31,977)	34,765	2,788
Depletion	—	(458,941)	(458,941)
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	150,263	—	150,263
Property acquisitions	15	—	15
Transfers from exploration and evaluation assets (note 4)	1,387	—	1,387
Change in asset retirement obligations (note 8)	(88,711)	—	(88,711)
Foreign currency translation	(57,373)	30,118	(27,255)
Depletion	—	(139,446)	(139,446)
Balance, March 31, 2022	$11,639,098	$(7,278,474)	$4,360,624

At March 31, 2022, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

2021 Impairment Reversals

At December 31, 2021, we identified indicators of impairment reversal for oil and gas properties in five CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amount for three CGUs exceeded their carrying amounts which resulted in an impairment reversal of $416 million recorded at December 31, 2021. The recoverable amount for each CGU was based on its fair value less costs of disposal ("FVLCD") which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2021. The after-tax discount rates applied to the cash flows were between 12% and 19%.

At June 30, 2021, we identified indicators of impairment reversal for oil and gas properties in each of our six CGUs due to the increase in forecasted commodity prices. The recoverable amount for each of our six CGUs exceeded their carrying amounts which resulted in an impairment reversal of $1.1 billion recorded at June 30, 2021. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020 and was adjusted by management for operations between December 31, 2020 and June 30, 2021. The after-tax discount rates applied to the cash flows were between 10% and 16%.

6.    CREDIT FACILITIES

	March 31, 2022	December 31, 2021
Credit facilities - U.S. dollar denominated(1)	$115,579	$156,332
Credit facilities - Canadian dollar denominated	311,279	350,182
Credit facilities - principal	426,858	506,514
Unamortized debt issuance costs	(1,183)	(1,343)
Credit facilities	$425,675	$505,171
(1)U.S. dollar denominated credit facilities balance was US$92.6 million as at March 31, 2022 (December 31, 2021 - US$123.5 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2021 to March 31, 2022 is the result of net repayments of $78.1 million and a decrease in the reported amount of U.S. denominated debt of $1.5 million due to foreign exchange.

At March 31, 2022, Baytex had US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving secured term loan (the "Term Loan") (collectively the "Credit Facilities"). On April 1, 2022, Baytex amended the credit facilities to increase total capacity to a US$850 million revolving facility that matures on April 1, 2026. The amended secured Revolving Facilities are comprised of a US$50 million operating loan and a US$600 million syndicated revolving loan for Baytex and a US$10 million operating loan and a US$190 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. There was no change to the financial covenants as a result of the amendment.

The credit facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The credit facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon our request. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 2.4% for the three months ended March 31, 2022 (2.1% for three months ended March 31, 2021).

At March 31, 2022, Baytex had $14.8 million of outstanding letters of credit (December 31, 2021 - $15.0 million) under the Credit Facilities.

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at March 31, 2022.

Covenant Description	Position as at March 31, 2022	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.5:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.9:1.0	2.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreements and is defined as the principal amount of the credit facilities and other secured obligations identified in the credit agreement. As at March 31, 2022, the Company's Senior Secured Debt totaled $441.7 million which included $426.9 million of principal amounts outstanding and $14.8 million of letters of credit.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2022 was $957.0 million.
(3)"Interest coverage" is calculated in accordance with the credit agreement and is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended March 31, 2022 was $87.9 million.

7.    LONG-TERM NOTES

	March 31, 2022	December 31, 2021
5.625% notes (US$200,000 – principal) due June 1, 2024	$249,680	$253,120
8.75% notes (US$500,000 – principal) due April 1, 2027	624,200	632,800
Total long-term notes - principal (1)	873,880	885,920
Unamortized debt issuance costs	(10,700)	(11,393)
Total long-term notes - net of unamortized debt issuance costs	$863,180	$874,527
(1)The decrease in the principal amount of long-term notes outstanding from December 31, 2021 to March 31, 2022 is the result of changes in the reported amount of U.S. denominated debt of $12.0 million.

The long-term notes do not contain any significant financial maintenance covenants but do contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Credit Facilities and long-term notes.

8.    ASSET RETIREMENT OBLIGATIONS

	March 31, 2022	December 31, 2021
Balance, beginning of period	$743,683	$760,383
Liabilities incurred	7,893	14,845
Liabilities settled	(3,293)	(6,662)
Liabilities acquired from property acquisitions	—	249
Liabilities divested	(259)	(3,161)
Property swaps	—	(4,113)
Accretion (note 14)	3,122	12,381
Government grants (1)	(1,282)	(2,857)
Change in estimate	531	(9,686)
Changes in discount rates and inflation rates (2)	(97,135)	(17,381)
Foreign currency translation	(571)	(315)
Balance, end of period	$652,689	$743,683
Less current portion of asset retirement obligations	11,015	11,080
Non-current portion of asset retirement obligations	$641,674	$732,603
(1)    During the three months ended March 31, 2022, Baytex recognized $1.3 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($2.9 million for the year ended December 31, 2021).
(2)    The discount and inflation rates at March 31, 2022 were 2.4% and 1.8%, respectively, compared to 1.7% and 1.8% at December 31, 2021.

9.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At March 31, 2022, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2020	561,227	$5,729,418
Vesting of share awards	2,986	7,175
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,001	8,429
Balance, March 31, 2022	569,214	$5,745,022

10.    SHARE-BASED COMPENSATION PLAN
For the three months ended March 31, 2022 the Company recorded total compensation expense related to the share awards of $3.9 million ($3.0 million for the three months ended March 31, 2021) which includes $2.2 million of cash compensation expense related to the incentive award plan, deferred share unit plan and the associated equity total return swaps ($1.5 million for the three months ended March 31, 2021).

Share Award Incentive Plan

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date. At Baytex's option, these awards may be cash settled at vesting.

The weighted average fair value of share awards granted during the three months ended March 31, 2022 was $5.68 per restricted and performance award ($1.29 for the three months ended March 31, 2021).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2020	4,122	4,088	8,210
Granted	—	4,067	4,067
Added by performance factor	—	669	669
Vested and converted to common shares	(1,861)	(1,152)	(3,013)
Forfeited	(168)	(291)	(459)
Balance, December 31, 2021	2,093	7,381	9,474
Granted	—	1,104	1,104
Vested and converted to common shares	(1,359)	(3,614)	(4,973)
Forfeited	(22)	(25)	(47)
Balance, March 31, 2022	712	4,846	5,558

Incentive Award Plan

Baytex has an incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the three months ended March 31, 2022, Baytex granted 1.3 million awards under the Incentive Award plan at a fair value of $5.68 per award (4.9 million awards at $1.29 per award for the three months ended March 31, 2021). At March 31, 2022 there were 5.4 million awards outstanding under the Incentive Award plan (6.4 million awards outstanding at December 31, 2021).

Deferred Share Unit Plan

Baytex has a deferred share unit plan (the "DSU" plan) whereby each Director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share on the date on which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the three months ended March 31, 2022, Baytex granted 0.2 million awards under the DSU plan at a fair value of $5.68 per award (0.9 million awards at $1.29 per award for the three months ended March 31, 2021). At March 31, 2022, there were 1.0 million awards outstanding under the DSU plan.

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix a portion of the aggregate cost of the Incentive Award plan and the DSU plan at the fair value determined on the grant date. The carrying value of the financial derivatives includes the fair value of the equity total return swap which was an asset of $6.2 million on March 31, 2022 (December 31, 2021 - asset of $6.5 million). At March 31, 2022, an asset of $10.6 million associated with the equity return swap is included in accounts payable as it relates to the settlement of cash compensation payable (December 31, 2021 - an asset of $10.7 million).

11.    NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2022			2021
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$56,858	565,518	$0.10	$(35,352)	562,085	$(0.06)
Dilutive effect of share awards	—	4,187	—	—	—	—
Net income (loss) - diluted	$56,858	569,705	$0.10	$(35,352)	562,085	$(0.06)

For the three months ended March 31, 2022 no share awards were excluded from the calculation of diluted loss per share as their effect was dilutive. For the three months ended March 31, 2021, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a net loss.

12.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2022			2021
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$180,156	$180,820	$360,976	$111,546	$105,596	$217,142
Heavy oil	244,439	—	244,439	109,038	—	109,038
NGL	7,483	22,007	29,490	4,364	13,142	17,506
Natural gas sales	21,626	17,294	38,920	14,475	26,541	41,016
Total petroleum and natural gas sales	$453,704	$220,121	$673,825	$239,423	$145,279	$384,702

Included in accounts receivable at March 31, 2022 is $265.4 million of accrued production revenue related to delivered volumes (December 31, 2021 - $154.0 million).

13.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2022	2021
Net loss before income taxes	$(9,564)	$(29,848)
Expected income taxes at the statutory rate of 25.12% (2021 – 24.89%)	(2,402)	(7,429)
(Increase) decrease in income tax recovery resulting from:
Effect of foreign exchange	(1,848)	(339)
Effect of rate adjustments for foreign jurisdictions	(3,572)	(871)
Effect of change in deferred tax benefit not recognized	9,292	13,937
Effect of internal debt restructuring	(67,301)	—
Adjustments, assessments and other	(591)	206
Income tax (recovery) expense	$(66,422)	$5,504

At March 31, 2022, a deferred tax asset of $154.9 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2021 - $145.6 million).

As disclosed in the 2021 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

14.    FINANCING AND INTEREST

	Three Months Ended March 31
	2022	2021
Interest on credit facilities	$3,039	$3,336
Interest on long-term notes	17,344	21,007
Interest on lease obligations	44	60
Cash Interest	$20,427	$24,403
Amortization of debt issue costs	695	749
Accretion on asset retirement obligations (note 8)	3,122	2,298
Financing and interest	$24,244	$27,450

15.    FOREIGN EXCHANGE

	Three Months Ended March 31
	2022	2021
Unrealized foreign exchange (gain) loss - intercompany notes (1)	$(2,674)	$13,741
Unrealized foreign exchange gain - long-term notes & credit facilities	(11,874)	(16,271)
Realized foreign exchange loss (gain)	203	(275)
Foreign exchange gain	$(14,345)	$(2,805)
(1)Baytex had a series of intercompany notes totaling US$601.0 million outstanding at December 31, 2021 that were issued from a Canadian functional currency subsidiary to a U.S. functional currency subsidiary. These notes are eliminated upon consolidation within the Statement of Financial Position and are revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian functional currency subsidiary are recognized in unrealized foreign exchange gain or loss whereas those within the U.S. functional currency subsidiary are recognized in other comprehensive income. In January 2022 the intercompany notes were transferred from the Canadian functional currency subsidiary to another U.S. functional currency subsidiary. As a result, foreign exchange gains and losses incurred on these notes after the transfer are recognized in other comprehensive income.

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, credit facilities, and long-term notes. The fair value of the credit facilities is equal to the principal amount outstanding as the credit facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2022		December 31, 2021
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial derivatives	$7,400	$7,400	$8,654	$8,654	Level 2
Total	$7,400	$7,400	$8,654	$8,654

Amortized cost
Trade and other receivables	$282,741	$282,741	$173,409	$173,409	—
Total	$282,741	$282,741	$173,409	$173,409

Financial Liabilities
FVTPL
Financial derivatives	$(289,027)	$(289,027)	$(134,020)	$(134,020)	Level 2
Total	$(289,027)	$(289,027)	$(134,020)	$(134,020)

Amortized cost
Trade and other payables	$(257,683)	$(257,683)	$(190,692)	$(190,692)	—
Credit facilities	(425,675)	(426,858)	(505,171)	(506,514)	—
Long-term notes	(863,180)	(924,844)	(874,527)	(917,889)	Level 1
Total	$(1,546,538)	$(1,609,385)	$(1,570,390)	$(1,615,095)

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2022 and 2021.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
U.S. dollar denominated	US$355	US$602,503	US$975,053	US$829,934

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of April 28, 2022:

	Remaining Period	Volume	Price/Unit(1)	Index
Oil
Basis Swap	Apr 2022 to Dec 2022	12,000 bbl/d	WTI less US$12.40/bbl	WCS
Basis Swap	Apr 2022 to Jun 2022	1,000 bbl/d	WTI less US$3.00/bbl	MSW
Basis Swap	Apr 2022 to Dec 2022	6,000 bbl/d	WTI less US$3.91/bbl	MSW
Basis Swap	Jul 2022 to Dec 2022	750 bbl/d	WTI less US$2.30/bbl	MSW
Fixed Sell	Apr 2022 to Dec 2022	10,000 bbl/d	US$53.50/bbl	WTI
3-way option(2)	Apr 2022 to Dec 2022	1,500 bbl/d	US$40.00/US$50.00/US$58.10	WTI
3-way option(2)	Apr 2022 to Dec 2022	2,000 bbl/d	US$46.00/US$56.00/US$66.72	WTI
3-way option(2)	Apr 2022 to Dec 2022	2,500 bbl/d	US$47.00/US$57.00/US$67.00	WTI
3-way option(2)	Apr 2022 to Dec 2022	2,500 bbl/d	US$50.00/US$60.00/US$70.00	WTI
3-way option(2)	Apr 2022 to Dec 2022	2,000 bbl/d	US$53.00/US$63.50/US$72.90	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,000 bbl/d	US$55.00/US$66.00/US$84.00	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$60.00/US$75.00/US$91.54	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$100.00	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$106.50	WTI

Natural Gas
Fixed Sell	Apr 2022 to Dec 2022	5,000 GJ/d	$2.53/GJ	AECO 7A
Fixed Sell	Apr 2022 to Dec 2022	14,250 GJ/d	$2.84/GJ	AECO 5A
Fixed Sell	Apr 2022 to Dec 2022	1,000 mmbtu/d	US$2.94/mmbtu	NYMEX
3-way option(2)	Apr 2022 to Dec 2022	2,500 mmbtu/d	US$2.25/US$2.75/US$3.06	NYMEX
3-way option(2)	Apr 2022 to Dec 2022	1,500 mmbtu/d	US$2.60/US$2.91/US$3.56	NYMEX
3-way option(2)	Apr 2022 to Dec 2022	2,500 mmbtu/d	US$2.60/US$3.00/US$3.83	NYMEX
3-way option(2)	Apr 2022 to Dec 2022	2,500 mmbtu/d	US$2.65/US$2.90/US$3.40	NYMEX
3-way option(2)	Apr 2022 to Dec 2022	2,500 mmbtu/d	US$3.00/US$3.75/US$4.40	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$50.00/US$60.00/US$70.00 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$60.00/bbl when WTI is between US$50.00/bbl and US$60.00/bbl; Baytex receives the market price when WTI is between US$60.00/bbl and US$70.00/bbl; and Baytex receives US$70.00/bbl when WTI is above US$70.00/bbl.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2022	2021
Realized financial derivatives loss	$84,366	$20,768
Unrealized financial derivatives loss	156,261	85,984
Financial derivatives loss	$240,627	$106,752

17.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain financial flexibility and sufficient sources of liquidity to execute its capital programs, while meeting short and long-term commitments. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At March 31, 2022, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade and other receivables, trade and other payables and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of Adjusted Funds Flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor it's current financial position and to evaluate existing sources of liquidity. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles Net Debt to amounts disclosed in the primary financial statements.

	March 31, 2022	December 31, 2021
Credit facilities	$425,675	$505,171
Unamortized debt issuance costs - Credit Facilities (note 6)	1,183	1,343
Long-term notes	863,180	874,527
Unamortized debt issuance costs - Long-term notes (note 7)	10,700	11,393
Trade and other payables	257,683	190,692
Trade and other receivables	(282,741)	(173,409)
Net Debt	$1,275,680	$1,409,717
Net Debt to Adjusted Funds Flow	1.5	1.9

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the our ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period. Baytex also uses a net debt to adjusted funds flow ratio calculated on a twelve-month trailing basis to monitor our existing capital structure and future liquidity requirements.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended March 31
	2022	2021
Cash flows from operating activities	$198,974	$120,980
Change in non-cash working capital	77,340	34,185
Asset retirement obligations settled	3,293	1,417
Adjusted Funds Flow	$279,607	$156,582